

REDFLEX
G R O U P

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel: +613 9674 1888
Web: www.redflex.com.au

15 July 2005



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)



Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

15 July 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

File No: 82-34862

Schedule I

Document made public since the last submission on 2 June 2005:

Date	Item	Description
13 July 2005	Company Announcement	Redflex announces new contract – Laguna Woods, California
15 July 2005	Company Announcement	Redflex announces new contract – Los Alamitos, California



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Laguna Woods, California

13 July 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program in the city of Laguna Woods in the State of California. Laguna Woods is a city with high traffic volumes in the range of 80,000 vehicles per day in several intersection approaches and is located in south Orange County in the Los Angeles area.

Under the contract executed, Redflex will deliver a red light photo enforcement program for up to six intersection approaches over five years with two options for one year extensions. Redflex will work with the city to install the red light photo enforcement system based upon the discretion of the city and program requirements. The city of Laguna Woods is centrally located within a total population of 137,000 between three adjoining cities. The contract was won in a competitive tender.

Redflex Traffic Systems Inc based in Scottsdale Arizona has contracts with 77 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 62 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478

File No: 82-34862


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Los Alamitos, California

15 July 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program in the City of Los Alamitos in the State of California. Los Alamitos is located in Orange County in the Los Angeles area near Redflex existing programs in the cities of Santa Ana, Paramount, Garden Grove and South Gate.

Under the contract executed, Redflex will deliver a red light photo enforcement program in up to 10 intersections over five years with two options for two-year extensions. Redflex will work with the city to install the red light photo enforcement system based upon the discretion of the city and program requirements.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 78 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 63 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478